Exhibit 99.1

Nanox Announces Fourth Quarter of 2023 Financial Results and

Provides Business Update

Nanox Launches Nanox.ARC in United States with Installations Across Five States, Marking a Major Advancement in Medical Imaging

Management to host conference call and webcast Monday, April 1, 2024 at 8:30 AM ET

PETAH TIKVA, Israel— April 1, 2024 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the fourth quarter ended December 31, 2023 and provided a business update.

Fourth Quarter 2023 Highlights and Recent Developments:

●	Generated $2.4 million in revenue in the fourth quarter of 2023, compared to $2.1 million in the fourth quarter of 2022.

●	Made significant progress in US deployment, with multiple Nanox.ARC systems now deployed in 5 states.

●	The Nanox.ARC has begun to scan patients in the U.S.

●	passed all required tests in three states conducted by a licensed and certified physicists.

●	Nanox.AI secured FDA clearance for HealthFLD, an advanced AI-based software empowering clinicians in assessment of fatty liver disease, and which may deliver advantages to the biopharmaceutical industry.

●	InterMountain Health has signed on to deploy HealthCCS and was part of a Nuance bundle.

●	Initial data readout from the ADOPT study, being held at Oxford University Hospital and other locations in the UK, demonstrated a sixfold increase in identifying previously undiagnosed patients with vertebral compression fracture using Nanox.AI’s HealthVCF solution.

●	Began multi-site clinical trial to study the Nanox.ARC use for chest indications.

●	Continued to advance the process of securing CE-mark in the EU

“I am incredibly proud to announce another strong quarter and year for Nanox,” said Erez Meltzer, Nanox Chief Executive Officer. “First and foremost, we achieved a pivotal milestone in fiscal year 2023, getting FDA clearance for the Nanox ARC systems and deploying them in the key US market. With significant regulatory successes in hand, Nanox is committed to accelerating the execution of our commercial infrastructure and strategic plans in the US. Our mission is to provide healthcare practices with a transformative advantage through the Nanox.ARC – an accessible, end-to-end, and cost-effective solution that not only provides advanced diagnostic imaging capabilities but also elevates overall patient care. Additionally, we are constantly advancing our AI solutions as we truly believe early detection, precise diagnoses, effective treatments and ongoing medical monitoring can be life-changing.”

Financial results for three months ended December 31, 2023

For the three months ended December 31, 2023 (the “reported period”), the Company reported a net loss of $10.2 million, compared to a net loss of $52.8 million for the three months ended December 31, 2022 (which is referred as the “comparable period”), representing a decrease of $42.6 million. The decrease was largely due to a goodwill impairment of $36.5 million, an accrual of $8 million in connection with the settlement of the class action which were recorded in the comparable period, other income of $3.0 million recorded from the D&O insurance carrier under the settlement agreement in connection with the class action lawsuits and a decrease of $4.4 million in general and administrative expenses offset by a decrease in the change in contingent earnout liability of $9.1 million.

The Company reported revenue of $2.4 million in the reported period, compared to $2.1 million in the comparable period. During the reported period, the Company generated revenue through teleradiology services, the sales and deployment of its imaging systems and AI solutions.

The Company’s gross loss during the reported period totaled $1.7 million (gross loss margin of (72%)) on a GAAP basis, as compared to a gross loss of $1.7 million (gross loss margin of (82%)) in the comparable period. non-GAAP gross profit for the reported period was $0.9 million (gross profit margin of approximately 36%), as compared to $0.8 million (gross profit margin of approximately 39%) in the comparable period.

The Company’s revenue from teleradiology services for the reported period was $2.3 million, as compared to revenue of $2.1 million in the comparable period. The increase in the Company’s revenue from teleradiology services was mainly attributable to increase in the facilities in the reported period as compared to comparable period. The Company’s GAAP gross profit from teleradiology services for the reported period was $0.3 million (gross profit margin of approximately 14%), as compared to $0.3 million (gross profit margin of approximately 13%) in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the reported period was $0.9 million (gross profit margin of approximately 38%) as compared to $0.8 million (gross profit margin of approximately 40%) in the comparable period. The decreases in the gross profit margins on a non-GAAP basis was attributable mainly to an increase in the cost of the engaged radiologists due to increases in reading rates and incentive payments which the Company paid to radiologists to engage during overnight and weekend shifts.

As mentioned above, during the reported period the Company generated revenue through the sales and deployment of its imaging systems which amounted to $17 thousand for the reported period, with a gross loss of $44 thousand on a GAAP and non-GAAP basis. The revenue stems from the sale and deployment of our 2D systems in Africa.

The Company’s revenue from its AI solutions for the reported period was $84 thousand with a gross loss of $2.0 million on a GAAP basis, as compared to revenue of $63 thousand with a gross loss of $2.0 million in the comparable period. Non-GAAP gross profit of the Company’s AI solutions for the reported period was $21 thousand, as compared to a profit of $4 thousand on a non-GAAP basis in the comparable period. During the fourth quarter of 2023, Nanox AI continued to complete pilot programs with marketplaces, marketplace costumers and health organizations in anticipation of full deployment of its products. During the first quarter of 2024, Nanox AI sold its HealthCCS cardiac solution to a second IDN in the U.S for an annual fee of $ 8.5 thousand during the first year of engagement and annual fee of $75 thousand from the first anniversary of the engagement and after.

Research and development expenses, net for the reported period were $6.8 million, as compared to $7.1 million in the comparable period. The decrease of $0.3 million was mainly due to a decrease in the cost of the Company’s development expenses of the Nanox.ARC system in the amount of $0.4 million.

Sales and marketing expenses for the reported period were $1.0 million, as compared to $1.5 million in the comparable period. The decrease of $0.5 million was mainly due to a decrease in the Company’s marketing expenses and a decrease in share-based compensation expense.

General and administrative expenses for the reported period were $3.8 million, as compared to $8.2 million in the comparable period. The decrease of $4.4 million was mainly due to a decrease in legal expenses in the amount of $4.2 million, largely as a result of the finalization of the SEC investigation and reaching a settlement of the class action litigation and the receipt of $2 million from the Company’s directors’ and officers’ liability insurance carrier during the reported period under the Company’s policy and the settlement agreement.

There was no Goodwill impairment for the reported period as compared to $36.5 million in the comperable period, which was resulted from the goodwill impairment related to the Nanox.AI reporting unit.

Other income was $2.7 million for the reported period, as compared to other expenses that was $7.8 million for the comparable period. Other expenses in the comparable period included an accrual for settlement in connection with the class action lawsuit against the Company in the amount of $8 million, which was reversed by the amount of $3 million in the reported period since the Company received that amount from its D&O insurance carrier under the settlement agreement in connection with the class action lawsuits against the Company.

Non-GAAP net loss attributable to ordinary shares for the reported period was $10.4 million, as compared to $9.9 million in the comparable period. The increase of $0.5 million was mainly due to a decrease in our tax income of $1.0 million and increase in the non-GAAP other expenses of $0.5 million which was mitigated by an increase of $0.5 million in our interest income, a decrease of $0.3 million in our non-GAAP research and development expenses and a decrease of $0.3 million in our non-GAAP sales and marketing expenses.

Non-GAAP gross profit for the reported period was $0.9 million, as compared to $0.8 million in the comparable period. Non-GAAP research and development expenses for the reported period were $5.9 million, as compared to $6.2 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $0.8 million, as compared to $1.1 million in the comparable period. Non-GAAP general and administrative expenses for the reported period and the comparable period were $4.7 million.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, goodwill impairment, share-based compensation, change in contingent earnout liability, legal fees in connection with the class-action litigation and the SEC investigation, accrual in connection with the settlement of the SEC investigation and class action. A reconciliation between GAAP and non-GAAP financial measures for the three and twelve-month periods ended December 31, 2023, and 2022 is provided in the financial results that are part of this press release.

Liquidity and Capital Resources

As of December 31, 2023, the Company had total cash, cash equivalents, restricted deposits and marketable securities of $82.8 million, compared to $102.9 million as of December 31, 2022.

The decrease in the Company’s cash, cash equivalents, restricted deposits and marketable securities of $20.1 million during the twelve-month period ended December 31, 2023, was primarily due to negative cash flow from operations of $44.8 million and the purchase of property and equipment of $3.3 million, which was offset by cash flow from financing of $27.3 million largely from the capital raise that the Company consummated during the third quarter of 2023.

Other Assets

As of December 31, 2023, the Company had property and equipment of $42.3 million as compared to $43.5 million as of December 31, 2022. The decrease was mainly attributed to period depreciation.

As of December 31, 2023, the Company had intangible assets and goodwill of $80.6 million as compared to $98.6 million as of December 31, 2022. The decrease was attributable to the periodic amortization of intangible assets in the amount of $10.6 million and goodwill impairment of $7.4 million.

Shareholders’ Equity

As of December 31, 2023, the Company had approximately 57.8 million shares outstanding as compared to 55.1 million shares outstanding as of December 31, 2022. The increase was mainly due to the issuance of 2,142,858 of the Company’s ordinary shares in consideration of net proceeds of $27.1 million, the issuance of 286,141 shares upon the exercise of options and RSUs, which generated, in the aggregate, approximately $0.9 million in gross proceeds to the Company and the issuance of 255,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn-out period, as defined in the USARAD Stock Purchase Agreement and a global settlement of both parties’ performance obligations under the USARAD Stock Purchase Agreement.

Conference Call and Webcast Details

Monday, April 1, 2024 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces, including the continuation and escalation of the military conflicts in Israel; (x) the costs incurred with respect to and the outcome of the securities class action litigation and the civil litigation Nanox is currently subject to and any similar or other claims and litigation it may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, goodwill impairment, share-based compensation expenses, change in contingent earnout liability, legal fees in connection with class-action litigation and the SEC investigation, accrual in connection with the settlement of the SEC investigation and class-action. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	December 31, 2023	December 31, 2022
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	56,377	38,463
Restricted deposit	46	-
Marketable securities	26,006	39,161
Accounts receivables net of allowance for credit losses of $55 and $34 as of December 31, 2023 and December 31,2022, respectively.	1,484	977
Inventories	2,356	-
Prepaid expenses	1,274	2,414
Other current assets	1,092	1,446
TOTAL CURRENT ASSETS	88,635	82,461

NON-CURRENT ASSETS:
Restricted deposit	327	66
Property and equipment, net	42,343	43,545
Operating lease right-of-use asset	4,573	1,157
Marketable securities	-	25,198
Intangible assets	80,607	91,219
Goodwill	-	7,420
Other non-current assets	2,163	2,867
TOTAL NON-CURRENT ASSETS	130,013	171,472
TOTAL ASSETS	218,648	253,933

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Current maturities of long term loan	3,490	-
Accounts payable	3,303	3,619
Accrued expenses	3,920	12,240
Deferred revenue	543	182
Contingent short term earnout liability	-	4,250
Current maturities of operating lease liabilities	861	740
Other current liabilities	3,407	4,043
TOTAL CURRENT LIABILITIES	15,524	25,074

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	4,045	398
Long term loan	-	3,481
Non-current deferred revenue	-	398
Contingent long-term earnout liability	-	4,089
Deferred tax liability	2,953	3,330
Other long-term liabilities	612	483
TOTAL NON-CURRENT LIABILITIES	7,610	12,179
TOTAL LIABILITIES	23,134	37,253

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2023 and December 31 2022, 57,778,628 and 55,094,237 issued and outstanding at December 31, 2023 and December 31, 2022, respectively	165	158
Additional paid-in capital	515,887	477,953
Accumulated other comprehensive loss	(305)	(1,974)
Accumulated deficit	(320,233)	(259,457)
TOTAL SHAREHOLDERS’ EQUITY	195,514	216,680
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	218,648	253,933

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2023	2022	2023	2022
REVENUE	9,905	8,578	2,397	2,132

COST OF REVENUE	16,497	15,458	4,113	3,879

GROSS LOSS	(6,592)	(6,880)	(1,716)	(1,747)

OPERATING EXPENSES:
Research and development, net	26,049	26,507	6,812	7,095
Sales and marketing	4,168	4,376	1,034	1,494
General and administrative	24,272	41,254	3,791	8,185
Goodwill impairment	7,420	50,878	-	36,540
Change in contingent earnout liability	(4,488)	(20,376)	18	(9,074)
Other expenses (income), net	(1,424)	8,191	(2,684)	7,769
TOTAL OPERATING EXPENSES	55,997	110,830	8,971	52,009
OPERATING LOSS	(62,589)	(117,710)	(10,687)	(53,756)
REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	(178)	-	-	-
FINANCIAL INCOME (EXPENSES), net	1,652	789	360	(113)
OPERATING LOSS BEFORE INCOME TAXES	(61,115)	(116,921)	(10,327)	(53,869)

INCOME TAX BENEFIT	339	3,678	79	1,032
NET LOSS	(60,776)	(113,243)	(10,248)	(52,837)

BASIC AND DILUTED LOSS PER SHARE	(1.08)	(2.17)	(0.18)	(1.01)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	56,368	52,235	57,758	52,414
Comprehensive Loss:
Net Loss	(60,776)	(113,243)	(10,248)	(52,837)
Other comprehensive gain (loss):
Reclassification of net losses realized in income statement	(178)	-	-	-

Unrealized gain (loss) from marketable securities	1,847	(1,367)	341	485
Total comprehensive loss	(59,107)	(114,610)	(9,907)	(52,352)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148

CHANGES DURING 2022:
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Issuance of ordinary shares upon exercise of options	372,159	1	578	-	-	579
Issuance of ordinary shares in connection with earnout liability	89,286	*	953	-	-	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	18,623	-	-	18,623
Unrealized loss from marketable securities	-	-	-	(1,367)	-	(1,367)
Net loss for the year	-	-	-	-	(113,243)	(113,243)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(259,457)	216,680

CHANGES DURING 2023:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of RSUs	34,750	*	-	-	-	*
Issuance of ordinary shares upon exercise of options	251,391	*	903	-	-	903
Issuance of ordinary shares under settlement agreement with former stockholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Share-based compensation	-	-	6,838	-	-	6,838
Unrealized gain from marketable securities, net	-	-	-	1,669	-	1,669
Net loss for the year	-	-	-	-	(60,776)	(60,776)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514

*	Less than $1.
**	Issuance expenses totaled to $2,861

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2023	57,717,425	165	512,497	(646)	(309,985)	202,031
Changes during the period:
Issuance of ordinary shares upon exercise of options	26,453	*	33	-	-	33
Issuance of ordinary shares upon exercise of RSUs	34,750	*	-	-	-	*
Reclassification of earn-out liability to equity	-	-	1,500	-	-	1,500
Unrealized gain from marketable securities	-	-	-	341	-	341
Share-based compensation	-	-	1,857	-	-	1,857
Net loss for the period	-	-	-	-	(10,248)	(10,248)
BALANCE AT DECEMBER 31, 2023	57,778,628	165	515,887	(305)	(320,233)	195,514

*	Less than $1.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2022	52,266,474	150	456,761	(2,459)	(206,620)	247,832
CHANGES DURING THE PERIOD:
Issuance of ordinary shares to employees and non-employees upon exercise of options	179,339	1	298	-	-	299
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	2,284	-	-	2,284
Unrealized gain from marketable securities	-	-	-	485	-	485
Net loss for the period	-	-	-	-	(52,837)	(52,837)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(259,457)	216,680

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2023	2022
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(60,776)	(113,243)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	6,838	18,623
Amortization of intangible assets	10,612	10,607
Impairment of goodwill	7,420	50,878
Change in contingent earnout liability	(4,488)	(20,376)
Depreciation	1,198	905
Deferred tax liability, net	(377)	(3,733)
Realized loss from sale of marketable securities	178	-
Exchange rate differentials	69	(47)
Amortization of premium, discount and accrued interest on marketable securities	735	1,398
Impairment of property and equipment	-	172
Loss from disposal of property and equipment	1,297	-
Changes in operating assets and liabilities:
Accounts receivable, net	(507)	74
Prepaid expenses and other current assets	1,940	1,235
Other non-current assets	(251)	(800)
Accounts payable	(153)	469
Accrued expenses and other liabilities	(8,956)	10,410
Operating lease assets and liabilities	352	(125)
Deferred revenue	(37)	(82)
Other long-term liabilities	129	250
Net cash used in operating activities	(44,777)	(43,385)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in restricted deposits	(373)	-
Proceeds from maturity of marketable securities	38,287	31,241
Purchase of marketable securities	-	(8,454)
Proceeds from sale of marketable securities	822	-
Purchase of property and equipment	(3,303)	(7,171)
Investment in equity securities	-	(1,010)
Net cash provided by investing activities	35,433	14,606

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of ordinary shares and warrants, net of issuance costs	27,139	-
Repayment of financial liability	-	(145)
Payment due to settlement of contingent earnout liabilities	(790)	-
Proceeds from issuance of ordinary shares upon exercise of warrants	-	370
Proceeds from issuance of ordinary shares upon exercise of options and RSUs	903	579
Net cash provided by financing activities	27,252	804

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	(60)	(268)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS	17,848	(28,243)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT BEGINNING OF THE YEAR	38,529	66,772
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH EQUIVALENTS AT END OF THE YEAR	56,377	38,529

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS:
Cash paid for income taxes	3	147
Cash paid for interest	149	90

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:
Issuance of ordinary shares in connection with earnout liability.	1,561	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	-	18,617
Reclassification of earn-out liability to equity	1,500	-
Operating lease liabilities arising from obtaining operating right-of use assets	4,411	320

(*)	Less than 1 thousand US dollars.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses (income) and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, goodwill impairment, share-based compensation expenses, change in contingent earnout liability, legal fees in connection with the class-action litigation and the SEC investigation and accruals in connection with the settlement of the SEC investigation and class action. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to non-GAAP net loss attributable to ordinary shares and non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Twelve Months Ended		Three Months Ended
	December 31,		December 31,
	2023	2022	2023	2022

GAAP net loss attributable to ordinary shares	60,776	113,243	10,248	52,837
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	2,504	7,730	(1,699)	2,505
Less: Amortization of intangible assets	10,612	10,607	2,653	2,649
Less: Impairment of goodwill	7,420	50,878	-	36,540
Less (Add): Change in the fair value of earn out liabilities’ obligation	(4,488)	(20,376)	18	(9,073)
Less: Change in accrual in connection with the estimated settlement of the SEC investigation and the class-action	(2,350)	8,000	(3,000)	8,000
Less: Share-based compensation	6,838	18,623	1,857	2,284
Non-GAAP net loss attributable to ordinary shares	40,240	37,781	10,419	9,932
BASIC AND DILUTED LOSS PER SHARE	0.71	0.72	0.18	0.19
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	56,368	52,235	57,758	52,414

Reconciliation of GAAP cost of revenue to non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	16,497	15,458	4,113	3,879
Non-GAAP adjustments:
Amortization of intangible assets	10,224	10,223	2,556	2,555
Share-based compensation	56	99	15	18
Non-GAAP cost of revenue	6,217	5,136	1,542	1,306

Reconciliation of GAAP gross loss to non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(6,592)	(6,880)	(1,716)	(1,747)
Non-GAAP adjustments:
Amortization of intangible assets	10, 224	10,223	2,556	2,555
Share-based compensation	56	99	15	18
Non-GAAP gross profit	3,688	3,442	855	826

Reconciliation of GAAP gross loss margin to non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(67)%	(80)%	(72)%	(82)%
Non-GAAP adjustments:
Amortization of intangible assets	103%	119%	107%	120%
Share-based compensation	1%	1%	1%	1%
Non-GAAP gross profit margin	37%	40%	36%	39%

Reconciliation of GAAP research and development expenses to non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses, net	26,049	26,507	6,812	7,095
Non-GAAP adjustments:
Share-based compensation	3,818	4,806	925	927
Non-GAAP research and development expenses, net	22,231	21,701	5,887	6,168

Reconciliation of GAAP sales and marketing expenses to non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	4,168	4,376	1,034	1,494
Non-GAAP adjustments:
Amortization of intangible assets	388	384	97	94
Share-based compensation	484	997	150	334
Non-GAAP sales and marketing expenses	3,296	2,995	787	1,066

Reconciliation of GAAP general and administrative expenses to non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	24,272	41,254	3,791	8,185
Non-GAAP adjustments:
Class-action litigation and SEC investigation	2,504	7,730	(1,699)	2,505
Share-based compensation	2,480	12,721	767	1,005
Non-GAAP general and administrative expenses	19,288	20,803	4,723	4,675

Reconciliation of GAAP other expenses to non-GAAP other expenses (income) (U.S. dollars in thousands)

GAAP other expenses (income)	(1,424)	8,191	(2,684)	7,769
Non-GAAP adjustments:
Change in accrual in connection with the estimated settlement of the SEC investigation and class-action	(2,350)	8,000	(3,000)	8,000
Non-GAAP other expenses (income)	926	191	316	(231)